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                     EATON VANCE FLOATING-RATE INCOME TRUST
                            The Eaton Vance Building
                                255 State Street
                                Boston, MA 02109
                            Telephone: (617) 482-8260
                            Telecopy: (617) 338-8054

                                          September 8, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:     Vincent DiStefano
               Division of Investment Management

         Re: Eaton Vance Floating-Rate Income Trust (the "Trust") 1933 Act Registration Statement (File No. 333-117357) 1940 Act Registration Statement (File No. 811-21574)

Gentlemen:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "1933 Act"), the Trust hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Trust's 1933 Act Registration Statement on Form N-2, as amended, to 2 p.m., New York City time, on Friday, September 10, 2004, or as soon thereafter as possible.

      In connection with such request the Trust acknowledges that:

         1. Should the Commission or the staff acting pursuant to delegated authority declare the registration statement effective, such action does not foreclose any action by the Commission with respect to the filing;

         2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Trust of responsibility for the adequacy and accuracy of the filing; and

         3. The Trust will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

                                          Very truly yours,

                                          Eaton Vance Floating-Rate Income Trust


                                          By: /s/ Frederick S. Marius
                                              _______________________________
                                                  Frederick S. Marius
                                                  Assistant Secretary

cc:  Mr. Richard Pfordte, Branch Chief
     Division of Investment Management